東方有色集團有限公司
ONFEM HOLDINGS LIMITED

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 18 2002 WASH, D.C. 180 SECTION

4th September, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted] **BY AIRMAIL**

SEC FILE NO. 82-3735

PROCESSED SEP 24 2002 THOMSON FINANCIAL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 3rd September, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

香港經濟日報 2002年9月4日 星期三 A30

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會謹此宣佈，葉樹華先生(本公司之前任財務總監(其自二零零二年二月四日起已被暫時停職))已辭職，生效日期為二零零二年九月三日。

承董事會命
董事總經理
王幸東

香港，二零零二年九月三日

* *僅供識別*

The Standard 4 September 2002, Wednesday Notices 20

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company") announces that Mr. Ip Shu Wah, Reginald (the previous Financial Controller of the Company who has temporarily been suspended from duties since 4th February, 2002) resigned with effect from 3rd September, 2002.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 3rd September, 2002